

Lori Thompson
Officer, Client Services
Telephone: 416.361.0930 ext. 274
Email: lthompson@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

October 16, 2006

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: **EnerNorth Industries Inc.**

We are pleased to confirm that copies of the following materials were mailed to registered shareholders and to the Non-Objecting Beneficial Owners on October 13, 2006.

1. Proxy

2. Notice of Annual and Special Meeting of Shareholders and Management Information Circular

3. Financial Statements which include the Management's Discussion & Analysis

4. Supplemental Mailing List Request Form

5. Proxy Return Envelope

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY

Per:

L. Thompson